UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrus Equity Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford	Connecticut	06102-5056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. Hosner, Jr. 518-479-8268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick
(Name – *if individual, state last, first, middle name*)

350 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter W. Hosner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

AMEN KHAN
Notary Public - State of New York
No. 05KH6380716
Qualified in Albany County
My Commission Expires Sept. 10, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
of Saybrus Equity Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saybrus Equity Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saybrus Equity Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Saybrus Equity Services, LLC stated that Saybrus Equity Services, LLC met the identified exemption provisions throughout the most recent year without exception. Saybrus Equity Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saybrus Equity Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 19, 2021

SAYBRUS

Saybrus Equity Services, LLC
Exemption Report for the Period January 1, 2020 through December 31, 2020

Saybrus Equity Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(l).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Saybrus Equity Services, LLC

I, Peter W. Hosner, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Peter W. Hosner, Jr.

Title: Principal Financial Officer

Date Signed: February 19, 2021

Saybrus Equity Services, LLC
One American Row
Hartford, CT 06102-5056
860-403-3100
www.saybruspartners.com

Saybrus Equity Services, LLC

(a wholly-owned subsidiary of Saybrus Partners, LLC)

Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2020

Saybrus Equity Services, LLC
Table of Contents

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
of Saybrus Equity Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saybrus Equity Services, LLC, as of December 31, 2020, and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saybrus Equity Services, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Saybrus Equity Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saybrus Equity Services, LLC's financial statements. The supplemental information is the responsibility of Saybrus Equity Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Saybrus Equity Services, LLC's auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 19, 2021

Saybrus Equity Services, LLC
Statement of Financial Condition as of December 31, 2020

Assets:	
Cash	$ 5,305,814
Concessions receivable from third parties	378,596
Prepaid regulatory expenses	61,139
Total assets	**$ 5,745,549**
Liabilities:	
Payable to affiliate	$ 1,716,303
Federal income taxes payable to affiliate	62
Total liabilities	**1,716,365**
Member's Equity:	
Total member's equity	**4,029,184**
Total liabilities and member's equity	**$ 5,745,549**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Operations for the Year Ended December 31, 2020

Revenues:	
Concessions earned	$ 17,371,532
Total revenues	**17,371,532**
Expenses:	
Salary and other compensation	15,679,425
Regulatory expenses	506,874
Other operating expenses	1,273,207
Total expenses	**17,459,506**
Loss before income taxes	**(87,974)**
Income tax benefit	(6,423)
Net loss	**$ (81,551)**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Member's Equity for the Year Ended December 31, 2020

Member's Equity:	
Balance, beginning of year	$ 4,110,735
Net loss	(81,551)
Balance, end of year	**$ 4,029,184**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Cash Flows for the Year Ended December 31, 2020

Cash Flows from Net Operating Activities:	
Net loss	$ (81,551)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Decrease in concessions receivable from third parties	561,309
Increase in prepaid regulatory expenses	(23,759)
Decrease in payable to affiliate	(706,195)
Decrease in federal income taxes payable to affiliate	(1,490)
Cash used in operating activities	(251,686)
Net decrease in cash	**(251,686)**
Cash, beginning of year	**5,557,500**
Cash, end of year	**$ 5,305,814**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, LLC ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly-owned subsidiary of Saybrus Partners, LLC ("Saybrus Partners"). Saybrus Partners is a subsidiary of NSRE Saybrus Holdings, LLC, a direct wholly-owned subsidiary of Nassau Financial Group, L.P. ("Nassau"), a privately held company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third-party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded, and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2020.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Connecticut corporation business tax return filed by Saybrus Partners through September 30, 2018. On October 1, 2018, the Company converted from a C corporation to a limited liability company ("LLC") via a deemed liquidation for tax purposes (the "Conversion"). The Conversion did not result in taxable gain or loss for the Company. Following the Conversion, the Company is treated as a disregarded entity for U.S. federal income tax purposes and as such will generally not be subject to corporate income tax.

Prior to the Conversion, the Company recorded income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company had filed on a stand-alone basis. The Company is also party to a tax sharing agreement with The Nassau Companies of New York ("NCNY") and its subsidiaries. Under this agreement, the Company settles income taxes as if it filed on a stand-alone basis. Additionally, settlement is made for the tax benefit of any net operating losses or other tax credits generated by the Company, not utilized on a stand-alone basis, and utilized in the consolidated Connecticut corporation business tax return filed by NCNY. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the difference between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2016 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial conditions.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

The Company provides wholesaling services and the Company's obligation is to stand ready to provide the same wholesaling services daily. The nature of the Company's obligation does not change from day to day, even though the underlying activities could vary from day to day. The Company promises to provide a series of distinct (i.e., daily) stand-ready wholesaling services that are accounted for as a single performance obligation on a daily basis as the services are performed.

Concentration of Business and Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company monitors concentrations within its business in order to identify dependency on one or more customers. The Company has one major third-party relationship, which accounted for 88.5% of the Company's concessions revenue for the year ended December 31, 2020 and 94.4% of the Company's concessions receivable as of December 31, 2020. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

At December 31, 2020, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2020, the Company has uninsured cash in the amount of $5,055,814. Furthermore, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards

Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, which aims to simplify accounting for income taxes by eliminating certain exceptions to general principles and clarifying and amending existing guidance. One change specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis).

The AICPA Stockbrokerage and Investment Banking Expert Panel (the "Panel") has expressed the view that if a broker-dealer adopts the guidance with respect to allocation of tax expense to a legal entity, such change would not have an impact on periodic computations of Net Capital if a liability has not been recorded in separately issued financial statements or quarterly FOCUS report. The Panel also indicated that amounts to be withdrawn from the broker-dealer for tax payments to be made by the parent or ultimate taxpayer, six months subsequent to the date of the FOCUS Report, should be included in the FOCUS Report schedule – "Ownership Equity and Subordinated Liabilities maturing or proposed to the withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital". The Securities and Exchange Commission has stated that they do not object to these views.

For public business entities, this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For non-public business entities, this guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the guidance and does not expect it to have a material impact on the Company's financial statements and related disclosures.

Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU was effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods.

This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The Company adopted this guidance in 2020 and it did not have a material impact on the Company's financial statements and related disclosures.

2. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent, Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2020 were $17,459,506. Such expenses may not represent the amount that Saybrus Equity would report if such relationship did not exist.

For the year ended December 31, 2020, income tax benefit of $6,423 is included in the statement of operations due to current year net loss. As of December 31, 2020, the Company has a net income tax liability of $62 payable to its affiliate and a net state tax receivable of $0 from its affiliate on the accompanying statement of financial condition.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2020.

At December 31, 2020, Saybrus Equity had Net Capital of $3,968,045 and a Net Capital requirement of $114,424. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.43 to 1 at December 31, 2020.

Exemptions from Reserve Requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). For the year ended December 31, 2020, Saybrus Equity was in compliance with the conditions of these exemptions.

4. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of the income tax benefit for the year ended December 31 were as follows:

	2020
Current	$ (6,423)
Deferred	—
Total income tax benefit	**$ (6,423)**

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2020
Statutory rate	21.0 %
Tax benefit from post-conversion income	(21.0)%
State taxes	7.3 %
Meals and entertainment	0.0 %
Other	0.0 %
Effective income tax rate	**7.3 %**

There were no deferred income taxes for the year ended December 31, 2020.

As of December 31, 2020, Saybrus Equity does not have a liability for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next 12 months.

6. COVID Disclosure

In early 2020, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. As a result, events have occurred domestically in the United States and globally, including mandates from federal, state and local authorities, leading to an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

7. Subsequent Events

The Company evaluated events subsequent to December 31, 2020 and through February 19, 2021, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Saybrus Equity Services, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Net capital	
Total member's equity	$ 4,029,184
Deduct assets not allowable for net capital	
Prepaid regulatory expenses	61,139
Total deductions from net capital	61,139
Net capital before specific reduction in the market value of securities	3,968,045
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 3,968,045
Aggregate indebtedness	
Items included in the statement of financial condition	
Payable to affiliate	$ 1,716,303
Payable for federal income tax	62
Total aggregate indebtedness	$ 1,716,365
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 114,424
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 114,424
Excess in net capital	$ 3,853,621
Excess in net capital at 1,000%	$ 3,796,408
Ratio: aggregate indebtedness to net capital	0.43 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2020)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 19, 2021.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2020 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2020 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.